Exhibit 99
Letter to Shareholders
Third Quarter 2024

Well, we almost made it through the third quarter unscathed by extreme weather, but Helene had other plans. Helene, which was the eighth named storm of the season, made landfall as a powerful category 4 hurricane and wreaked havoc across Florida, Georgia, Tennessee, and the Carolinas, in addition to a few other southern states. During the third quarter, catastrophe losses contributed 4.0 points to our companywide combined ratio (CR), including 3.1 points from Hurricane Helene. As we witnessed the storm unfold, our first priority, as always, was to make sure we took care of our employees and ensure that they were safe. In turn, our employees then assisted our customers in their greatest time of need.

Even with the volatile weather we experienced during the third quarter, we had very strong growth and profitability. We grew net premiums written (NPW) 25% at a CR of 89.0. These stellar results reflected the actions that we took, primarily during 2023, to get the right rates on the street, so that we could ramp up our growth machine. It’s working! We have nearly 4.2 million more policies in force (PIF) companywide than we did at the end of 2023.

The Personal Lines side of the business recorded $16.3 billion in NPW, which represented 29% growth over the third quarter last year, driven by more new applications, an increase in renewal customers, and higher average premiums written. The extraordinary new business growth during the quarter helped PIFs grow by over 1.4 million to end the quarter with 29.3 million PIFs, or 15% more than at the end of the third quarter last year.

Despite the catastrophic devastation of Hurricane Helene, our Personal Lines profit for the quarter remained strong. Our CR for the third quarter 2024 was 89.6, with Hurricane Helene contributing 2.6 points. We also experienced favorable loss trends with lower frequency for non-CAT claims consistent with prior quarters. We continue to monitor loss trends to help us remain rate adequate as we strive to offer stable rates to our customers. Operationally, we remain focused on efficiency and, as a result, our non-acquisition expense ratio was down 0.4 points on a year-over-year basis for the first nine months of 2024.

While profitability remained strong, we continued to focus on driving growth. With rate adequacy in most states, we continued to lift underwriting and verification restrictions put in place in 2023. We increased our advertising spend in the third quarter, above what we have spent in previous quarters, and continued to leverage our agent compensation programs to ensure we drive consideration and reward agents for writing profitable business. As a result of these actions, during the third quarter, both our Direct and Agency channels experienced record quoting volumes and new business applications.

On the product side, at the end of the third quarter, there were 14 states on our latest auto product model 8.9. Those states represent about 35% of auto policies in force and 32% of our trailing 12-month personal auto written premiums. The 19 states on model 8.8 represented about one-third of personal auto policies in force and trailing 12-month written premiums at quarter end.

For the third quarter, the Commercial Lines business grew NPW 7% at an 88.7 CR. New business growth was strong during the quarter, primarily due to an increase in quote volume in our business auto and contractor business market targets (BMT) and improved conversion in all of our BMTs, other than for-hire transportation, which continued to be impacted by the economy. While our retention is still down on a year-over-year basis, we saw early signs of improvement during the third quarter 2024. We believe we are well positioned following our early and decisive rate and underwriting actions taken in 2023, to see further growth as competitors continued to increase rates during the third quarter 2024.

Commercial Lines strong profitability during the quarter was 10.4 points better than the third quarter 2023, and reflected rate increases and underwriting actions across all BMTs. In addition, we continue to be optimistic about the performance of our transportation network company (TNC) profitability following rate actions taken on this product.

Improved commercial auto price segmentation and more competitive rates for the best risks are being rolled out with our 8.2 product model. At the end of the third quarter, we had nine states on this model, and currently we are on pace to have it rolled out by the end of 2024 to states that represent about 50% of our non-TNC commercial auto written premiums.

Our business owners’ policy (BOP) is operating in 46 states and continued to perform in line with our expectations for this line of business during the quarter. As this business matures, our top priority remains earning an acceptable underwriting profit consistent with our targets and we plan to make quick rate level and underwriting adjustments as needed in response to changes in loss trends or market conditions. Our newest BOP product model is deployed in 24 states that represented nearly 80% of the trailing 12-month countrywide BOP written premiums at quarter end.

During the third quarter, the Commercial Lines business group gave back to our communities and supported small business owners by helping them move forward in achieving their goals. Progressive kicked off its 2024 Keys to Progress® veteran vehicle giveaway program and celebrated National Trucker Appreciation Day in September by honoring a deserving veteran and passionate truck driver with the keys to a 2022 Freightliner Cascadia. In addition, through our Driving Small Business Forward grant program, we awarded $1 million, consisting of $50,000 grants to each of 20 small business owners, to enable them to purchase commercial vehicles and move forward in their endeavors. It’s incredibly humbling to be part of these journeys and we look forward to seeing what each will accomplish.

Our Property business continued to grow PIFs and premiums during the third quarter. We ended the quarter with over 3.4 million PIFs, an increase of 14% year over year, which was due in large part to a significant increase in our renters policies in force. Net premiums written were up 9%, compared to the third quarter 2023, and primarily reflected growth in less volatile weather states as we continued to execute on our strategies to balance our geographic footprint to regions that typically experience less volatile weather.

For the third quarter 2024, our Property CR was excellent at 78.5, which included 7.5 points of catastrophe losses during the quarter. Although Hurricane Helene contributed 21 loss ratio points during the quarter, these losses were offset by nearly 30 points of favorable development on storms from the first half of the year.

As we focus on efforts to shift our geographic mix in Property, we continue to increase rates to address short- and long-term profitability. In the third quarter 2024, we increased rates 6% across the Property portfolio, bringing the trailing four quarters to aggregate rate increases of about 20%. We also continued our focus on advancing segmentation through the roll out of our newest product model 5.0, elevating seven more states during the third quarter, which brought the total to 15 states. Those states represented about 45% of our Property’s homeowners product trailing 12-month written premiums at quarter end.

In the third quarter 2024, our investment portfolio saw a return of 4.0%. In response to the reduction of inflation over the last twelve months, the Federal Reserve lowered the federal funds rate in September 2024, which provided a more positive market environment. Our fixed-income return was 3.9% for the third quarter, as the combination of a relatively sharp drop in interest rates along with a higher-yielding portfolio drove strong returns. Our equity portfolio returned 5.8%, in line with the equity markets. While our investment returns have moved higher, the portfolio remains relatively conservative as we move towards the end of the year.

As we enter the final quarter of 2024, our capital is in a very strong position. The combination of our recent operating and investing results has provided more than enough capital to fund the rapid growth in our premiums. Our debt-to-total capital ratio has fallen to 20.2%, which is significantly below the goal we set for ourselves of maintaining debt below 30% of total capital at book value. We have no debt maturities until 2027.

I began this letter by saying we almost avoided extreme weather in the third quarter. So far, early into the fourth quarter we have not been that lucky. On October 9, 2024, Hurricane Milton hit the southwestern part of Florida as a category 3 hurricane and raced across Central Florida to exit the east coast as a category 1 storm. While still dealing with the aftermath of Helene, our customers need us even more to help them during these difficult times and we are responding in true Progressive fashion. We expect that it will take time for claims to be reported; however, we estimate that our Property business will incur losses from Hurricane Milton of approximately $140 million, net of reinsurance. For our Personal and Commercial Lines businesses, including our special lines products, we estimate that losses could be about $600 million from Hurricanes Helene and Milton combined. We will continue to evaluate the impact from Helene, Milton, and other catastrophe events as more information develops.

With all of the devastation from the recent weather events, I thought I would wrap up this letter with some positive stories that perfectly highlight our special culture. These stories bring me so much pride and clearly help define how our employees carry our company purpose of helping others move forward and live fully into their lives outside of work, impacting their communities in ways big and small. I hear stories like the ones below every day.
In a chance meeting, claims employee Tonya from Louisiana recently helped someone in her community move forward and live fully, embodying our Core Values when she wasn’t even on the clock. Here’s her story:

“A few months back, I was in a drive-thru getting fried chicken for lunch on a Saturday. A worker at the restaurant saw my Progressive shirt and said she’d recently hit a deer and her insurer sent her a non-renewal letter. She’d recently lost her mother, who set all her bills up for her, and she honestly didn’t know what to do next. She asked if I could help her get insurance. I told her that I don’t sell insurance, but I’d be happy to walk her through how to go online and get a quote. I came back to the restaurant after she got off work at 3 p.m. and helped her download the Progressive app. She was able to set up a policy that would start the day her other coverage ended. She was so grateful that fate brought me through her line that day—she said she’d been crying over this for a week! When I left, she not only had a new policy, but it was also less expensive than what she had previously. I normally work on setting up estimates and repairs for customers who have a claim, but it felt great to just hold her hand through the process and help someone in need.”

Another claims employee, Ryan from South Carolina, doesn’t ordinarily handle Roadside Assistance, but his choice to stop and help may have inspired a stranger to switch to Progressive. Here’s his story:

“I was driving home in my Progressive-branded vehicle when I noticed a car stalled in the middle of a busy intersection. Without hesitation, I pulled into the median to assist. The driver explained she had run out of gas. After safely moving her vehicle to the side, I quickly fetched gas from the nearest station and returned to fill her tank. A month later, during a business lunch with my Progressive team and management, the woman I had helped turned out to be our server! She excitedly shared my act of kindness with the table and even treated us to dessert. Seeing the impact of our values firsthand, she said she was going to look into switching to Progressive. It was a gratifying experience to embody Progressive’s values, leave a positive impression, and reinforce our brand’s commitment to service.”

Lastly, I recently celebrated a milestone birthday (60 is the new 40, right?) and I cherish the many kind notes and cards that I received from Progressive employees, but one struck me as so thoughtful and special this year. Laura, a wonderful woman whom I met years ago when I ran HR and have stayed in contact with, sent me a sweet card like she does every year, but it didn’t end there. Knowing this was a “special” birthday, she also donated, in my name, to World Central Kitchen. I had mentioned that I support that charity in a recent “Tricia in 2” video where I answer one personal question and one business question each month in two minutes. These types of lovely gestures are what differentiates a workplace from a culture.
Stay well and be kind to others,
Tricia

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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